Rule 424(b)(3)
No. 333-107486

CNL RETIREMENT PROPERTIES, INC.

This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 26, 2004 and the Prospectus Supplement dated September 14, 2004. Capitalized terms used in this Supplement have the same meaning as in the Prospectus and the Prospectus Supplement unless otherwise stated herein.

Information as to proposed Properties for which the Company has entered into initial commitments to acquire and the number and types of Properties acquired by the Company is presented as of November 9, 2004, and all references to commitments and Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments to acquire, as well as Property acquisitions that occur after November 9, 2004, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

The following table sets forth the type, location and acquisition date for each of the Properties acquired by the Company between August 31, 2004 and November 9, 2004.

Type and Location	Date Acquired

Retirement Communities:
Brighton Gardens
Arlington, VA	11/09/04
Carlsbad, CA	11/09/04
San Diego, CA	11/09/04
Danvers, MA	11/09/04
Dedham, MA	11/09/04
Paramus, NJ	11/09/04
Pikesville, MD	11/09/04
Richmond, VA	11/09/04
San Dimas, CA	11/09/04
San Juan Capistrano, CA	11/09/04
Woodbridge, CT	11/09/04

Medical Office Buildings:
Omaha, NE (1)	11/08/04
Scottsdale, AZ	11/02/04

(1)    This Property is being developed.

The Brighton Gardens Properties are assisted living/skilled nursing Properties, which opened between November 1998 and October 1999. The 11 Properties include 1,008 assisted living units, 274 units for residents with Alzheimer’s and related memory disorders and 111 skilled nursing units.

The two medical office buildings represent a total of approximately 183,029 rentable square feet. One Property was built in 1999 and the other Property is currently being developed.

As of November 9, 2004, the Company owned 215 Properties consisting of 163 retirement Properties and 52 medical office buildings, and a 55% ownership interest in a development and property management company that manages 30 of the Company’s medical office buildings. In addition, the Company has commitments to acquire one retirement Property and ownership interests in entities that own two medical office buildings. The retirement Properties are or are expected to be leased on a long-term, triple-net basis and are or are expected to be managed by Operators of retirement facilities. The medical office buildings are or are expected to be leased on either a gross basis or a triple-net basis for a period of five to fifteen years.

November 12, 2004	Prospectus Dated March 26, 2004

As of November 9, 2004, 108 of the 163 retirement Properties owned by the Company are operated by Sunrise. Additionally, two Properties owned by the Company as of November 9, 2004 are being developed by Sunrise Development, Inc., an affiliate of Sunrise. Upon completion of each development, the Property will be operated by Sunrise. Six additional Operators manage the remaining 53 retirement Properties owned by the Company as of November 9, 2004.

The Board of Directors declared Distributions of $0.0592 per Share to stockholders of record on October 1 and November 1, 2004, payable by December 31, 2004.

THE OFFERINGS

GENERAL

As of November 9, 2004, the Company had received subscriptions from this offering for 14.4 million Shares totaling $143.6 million in Gross Proceeds. As of November 9, 2004, the Company had received aggregate subscriptions for 233 million Shares totaling $2.33 billion in gross proceeds, including 4.5 million Shares ($44.8 million) issued pursuant to the Reinvestment Plan and from its Prior Offerings and this offering. As of November 9, 2004, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and offering expenses, totaled $2.09 billion. As of November 9, 2004, the Company used $1.8 billion of net offering proceeds, $71.4 million in advances relating to its line of credit and $831 million in Permanent Financing, as well as the assumption of $88.5 million in bonds payable, to invest $2.8 billion in 215 Properties. As of November 9, 2004, the Company had repaid $51.4 million in advances relating to its line of credit, had paid $156.3 million in Acquisition Fees and Acquisition Expenses and had used $5.0 million to redeem 0.5 million Shares of Common Stock, leaving $73.9 million available to invest in Properties or Mortgage Loans.

BUSINESS

PROPERTY ACQUISITIONS

The following tables represent Property acquisitions between the period August 31, 2004 and November 9, 2004 for retirement communities and medical office buildings:

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PROPERTY ACQUISITIONS
Retirement Communities
From August 31, 2004 through November 9, 2004

Property Location	Purchase Price	Depreciable Tax Basis (1)	Date Acquired	Lease Expiration and Renewal Options	Minimum Annual Rent	Additional Rent

Brighton Gardens of Arlington (2) (3) (4) (5) (6) (the "Arlington Property") Existing retirement facility The Arlington Property is located in Arlington, Virginia, in downtown Arlington, and includes 123 assisted living units and 24 units for residents with Alzheimer’s and related memory disorders.	$18,051,711	$14,500,000	11/09/04	11/2019; two five-year renewal options	$1,636,000 for the first lease year; $1,709,000 for the second lease year; $1,767,000 for the third lease year; $1,872,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A

Brighton Gardens of Carlsbad (2) (3) (4) (5) (6) (the "Carlsbad Property") Existing retirement facility The Carlsbad Property is located in Carlsbad, California, 36 miles north of San Diego, California, and includes 90 assisted living units, 23 units for residents with Alzheimer’s and related memory disorders and 28 skilled nursing units.	$14,128,233	$9,500,000	11/09/04	11/2019; two five-year renewal options	$1,281,000 for the first lease year; $1,338,000 for the second lease year; $1,383,000 for the third lease year; $1,466,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A

Brighton Gardens of Carmel Valley (2) (3) (4) (5) (6) (the "Carmel Valley Property") Existing retirement facility The Carmel Valley Property is located in San Diego, California, 19 miles north of San Diego, California, and includes 90 assisted living units, 23 units for residents with Alzheimer’s and related memory disorders and 28 skilled nursing units.	$25,130,710	$22,900,000	11/09/04	11/2019; two five-year renewal options	$2,274,000 for the first lease year; $2,375,000 for the second lease year; $2,456,000 for the third lease year; $2,603,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A

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Property Location	Purchase Price	Depreciable Tax Basis (1)	Date Acquired	Lease Expiration and Renewal Options	Minimum Annual Rent	Additional Rent

Brighton Gardens of Dedham (2) (3) (4) (5) (6) (the "Dedham Property") Existing retirement facility The Dedham Property is located in Dedham, Massachusetts, 19 miles northwest of Boston, Massachusetts, and includes 74 assisted living units and 39 units for residents with Alzheimer’s and related memory disorders.	$19,898,875	$19,300,000	11/09/04	11/2019; two five-year renewal options	$1,805,000 for the first lease year; $1,885,000 for the second lease year; $1,950,000 for the third lease year; $2,066,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A

Brighton Gardens of the North Shore (Danvers) (2) (3) (4) (5) (6) (the "Danvers Property") Existing retirement facility The Danvers Property is located in Danvers, Massachusetts, 22 miles northeast of Boston, Massachusetts, and includes 90 assisted living units and 24 units for residents with Alzheimer’s and related memory disorders.	$26,362,677	$26,200,000	11/09/04	11/2019; two five-year renewal options	$2,390,000 for the first lease year; $2,496,000 for the second lease year; $2,581,000 for the third lease year; $2,735,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A

Brighton Gardens of Paramus (2) (3) (4) (5) (6) (the "Paramus Property") Existing retirement facility The Paramus Property is located in Paramus, New Jersey, 22 miles north of New York City, New York, and includes 98 assisted living units and 22 units for residents with Alzheimer’s and related memory disorders.	$22,006,638	$20,700,000	11/09/04	11/2019; two five-year renewal options	$2,014,000 for the first lease year; $2,103,000 for the second lease year; $2,175,000 for the third lease year; $2,305,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A

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Property Location	Purchase Price	Depreciable Tax Basis (1)	Date Acquired	Lease Expiration and Renewal Options	Minimum Annual Rent	Additional Rent

Brighton Gardens of Pikesville (2) (3) (4) (5) (6) (the "Pikesville Property") Existing retirement facility The Pikesville Property is located in Pikesville, Maryland, 15 miles northwest of Baltimore, Maryland, and includes 90 assisted living units and 24 units for residents with Alzheimer’s and related memory disorders.	$8,923,536	$8,600,000	11/09/04	11/2019; two five-year renewal options	$828,000 for the first lease year; $865,000 for the second lease year; $894,000 for the third lease year; $947,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A

Brighton Gardens of Richmond (2) (3) (4) (5) (6) (the "Richmond Property") Existing retirement facility The Richmond Property is located in Richmond, Virginia, 12 miles northwest of Richmond, Virginia, and includes 82 assisted living units and 24 units for residents with Alzheimer’s and related memory disorders.	$8,250,708	$7,900,000	11/09/04	11/2019; two five-year renewal options	$750,000 for the first lease year; $783,000 for the second lease year; $810,000 for the third lease year; $859,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A

Brighton Gardens of San Dimas (2) (3) (4) (5) (6) (the "San Dimas Property") Existing retirement facility The San Dimas Property is located in San Dimas, California, 26 miles east of Los Angeles, California, and includes 90 assisted living units, 23 units for residents with Alzheimer’s and related memory disorders and 28 skilled nursing units.	$22,565,239	$20,500,000	11/09/04	11/2019; two five-year renewal options	$2,042,000 for the first lease year; $2,133,000 for the second lease year; $2,206,000 for the third lease year; $2,337,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A

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Property Location	Purchase Price	Depreciable Tax Basis (1)	Date Acquired	Lease Expiration and Renewal Options	Minimum Annual Rent	Additional Rent

Brighton Gardens of San Juan Capistrano (2) (3) (4) (5) (6) (the "San Juan Capistrano Property") Existing retirement facility The San Juan Capistrano Property is located in San Juan Capistrano, California, 54 miles southeast of Los Angeles, California, and includes 90 assisted living units, 25 units for residents with Alzheimer’s and related memory disorders and 27 skilled nursing units.	$7,883,315	$5,400,000	11/09/04	11/2019; two five-year renewal options	$719,000 for the first lease year; $751,000 for the second lease year; $776,000 for the third lease year; $822,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A

Brighton Gardens of Woodbridge (2) (3) (4) (5) (6) (the "Woodbridge Property") Existing retirement facility The Woodbridge Property is located in Woodbridge, Connecticut, 42 miles northeast of Stamford, Connecticut, and includes 91 assisted living units, 23 units for residents with Alzheimer’s and related memory disorders and 28 skilled nursing units.	$6,798,358	$5,700,000	11/09/04	11/2019; two five-year renewal options	$625,000 for the first lease year; $652,000 for the second lease year; $675,000 for the third lease year; $715,000 for the fourth lease year with increases of 2.25% each lease year thereafter	N/A
____________________

FOOTNOTES:

(1)  Represents the approximate federal income tax basis of the depreciable portion (the building and equipment portion) of each of the Properties acquired. Depreciable tax basis includes a portion of the purchase price plus acquisition costs for Properties subject to operating leases.

(2)  The Arlington, Carlsbad, Carmel Valley, Danvers, Dedham, Paramus, Pikesville, Richmond, San Dimas, San Juan Capistrano and Woodbridge Properties, which are hereinafter referred to as the "Aureus Portfolio One Properties," were purchased from affiliates of Aureus Group, LLC.

(3)    The Aureus Portfolio One Properties are leased by affiliates of Aureus Group, LLC. The leases for this portfolio contain pooling terms, meaning that the net operating profits with respect to all of the Properties are combined for the purpose of funding rental payments due under each lease.

(4)    The Aureus Portfolio One Properties are operated and managed by Sunrise.

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(5) In connection with the Aureus Portfolio One Properties, the tenant has deposited a $10.0 million security deposit with an escrow agent. The security deposit may be drawn upon by the Company in the event the tenant fails to pay minimum rent.

(6)  In connection with the acquisition of the Aureus Portfolio One Properties, the Company may be required to pay an Earnout Amount if a certain threshold has been met. The calculation of the Earnout Amount considers the net operating income for the Properties and the Company’s initial investment in the Properties. The Properties' operating performance threshold must be achieved by May 2008, and the Earnout Amount shall not exceed $6.0 million. In the event an Earnout Amount is due, the leases will be amended and annual rents will increase accordingly.

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OCCUPANCY RATE AND REVENUE PER UNIT

The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods during the past five years that the Properties have been operational, excluding land-only and construction Properties, are as follows:

Property	Year (1)	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit

Arlington Property	2000	50.9%	$136.69	$ 69.63
	2001	65.0%	135.57	88.16
	2002	67.2%	143.67	96.48
	2003	73.4%	140.90	103.41
	2004(2)	74.8%	143.15	107.10

Carlsbad Property	2000	74.9%	$128.91	$ 96.60
	2001	80.6%	136.74	110.24
	2002	86.9%	140.57	122.12
	2003	91.7%	153.82	141.12
	2004(2)	74.4%	181.22	134.76

Carmel Valley Property	2000	81.6%	$132.44	$108.11
	2001	89.1%	139.95	124.65
	2002	90.0%	151.36	136.22
	2003	90.6%	155.46	140.78
	2004(2)	81.5%	174.21	141.98

Dedham Property	2000	59.0%	$127.29	$ 75.04
	2001	75.6%	135.38	102.30
	2002	78.1%	142.79	111.50
	2003	76.6%	135.18	103.52
	2004(2)	88.0%	141.54	124.48

Danvers Property	2000	95.7%	$119.21	$114.13
	2001	94.3%	124.13	117.00
	2002	83.8%	135.35	113.46
	2003	86.0%	141.95	122.12
	2004(2)	88.2%	145.00	127.91

Paramus Property	2000	49.9%	$134.06	$ 66.92
	2001	71.5%	142.18	101.71
	2002	81.9%	147.87	121.16
	2003	85.1%	150.39	128.01
	2004(2)	78.1%	156.60	122.29

Pikesville Property	2000	43.9%	$113.46	$ 49.78
	2001	60.8%	120.97	73.52
	2002	53.6%	126.95	68.07
	2003	63.6%	119.54	76.05
	2004(2)	67.7%	119.86	81.18

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Property	Year (1)	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit

Richmond Property	2000	71.4%	$111.47	$ 79.61
	2001	79.1%	114.03	90.18
	2002	66.3%	123.06	81.53
	2003	75.2%	124.91	93.93
	2004(2)	81.7%	118.12	96.51

San Dimas Property	2000	75.1%	$126.07	$ 94.63
	2001	79.8%	132.97	106.04
	2002	77.4%	146.56	113.40
	2003	76.6%	158.69	121.58
	2004(2)	79.0%	172.50	136.35

San Juan Capistrano Property	2000	41.7%	$133.27	$ 55.54
	2001	65.3%	146.46	95.66
	2002	75.8%	150.11	113.71
	2003	72.5%	174.36	126.48
	2004(2)	64.9%	204.94	133.02

Woodbridge Property	2000	68.8%	$ 83.98	$ 57.77
	2001	81.9%	96.67	79.17
	2002	73.6%	108.71	80.03
	2003	83.8%	113.59	95.14
	2004(2)	79.1%	120.77	95.52

(1)	Data represents information for each applicable fiscal year, unless noted otherwise.
(2)	Data for 2004 represents the period January 1, 2004 through September 30, 2004.

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PROPERTY ACQUISITIONS
Medical Office Buildings
From August 31, 2004 through November 9, 2004

Property	Rentable Square Footage	Purchase Price	% Owned by the Company	Subject to Ground Lease	Depreciable Tax Basis (1)	Date Acquired	Occupancy	Annualized Base Rent	Annualized Base Rent Per Occupied Square Foot	Principal Tenants (2)

Lakeside Health Park (3) (4) (5) (the “Omaha Property”) Multi-tenant medical office building currently under construction The Omaha Property is located in Omaha, Nebraska on the campus of Alegent Health Hospital.	97,083	$1,681,664	68.9%	Y	N/A	11/08/04	(4)	(4)	(4)	Alegent Health Hospital (6)

McDowell Mountain Medical Plaza (3) (7) (the "Scottsdale Property") Existing multi-tenant medical office building built in 1999 The Scottsdale Property is located in Scottsdale, Arizona among three hospitals: Mayo Clinic, Scottsdale Medical Center-Shea and Paradise Valley Hospital.	85,946	$16,822,304	100.0%	N	$13,000,000	11/02/04	87.7%	$2,164,176	$28.73	HealthSouth Surgery Center of Scottsdale (8)

Total	183,029	$18,503,968			$13,000,000			$2,164,176

Weighted Average							87.7%		$28.73

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____________________

FOOTNOTES:

(1)	Represents the approximate federal income tax basis of the depreciable portion (the building and equipment portion) of each of the Properties acquired. Depreciable tax basis includes a portion of the purchase price plus acquisition costs for Properties subject to operating leases.

(2)	Represents tenants leasing 10% or more of the building’s rentable square footage.

(3)	Information is provided as of September 30, 2004.

(4)	The Omaha Property began construction in June 2004 and is expected to open in April 2005. As of September 1, 2004, 70.3% of the building's rentable square footage had been pre-leased with annualized base rent aggregating $1.2 million or $17.36 per occupied square foot. The estimated completed cost for the Property is $15.9 million.

(5)	In connection with the acquisition of the Omaha Property, the Company assumed a construction loan for approximately $14.3 million with a maturity date of July 2009. During the construction period the loan requires interest only payments at a variable rate of LIBOR + 1.75%. After the construction period, the loan will require principal and interest payments at a fixed interest rate based upon the bank’s market rate at the time of conversion + 1.75%. As of November 9, 2004, the outstanding balance was $0.7 million.

(6)	Alegent Health Hospital has pre-leased a total of 45.2% of the building’s rentable square footage with an aggregate annual base rent of $749,832. The lease terms are ten years. Pre-leased tenancy for the Omaha Property is a mix of physician practices. All of the pre-leased tenants have leases on a triple-net basis with base rents that will increase at a rate of 2.5% or 3.5% annually.

(7)	In connection with the acquisition of the Scottsdale Property, the Company assumed $10.6 million in existing debt. The loan bears interest at 7.54% and requires principal and interest payments until maturity in July 2007.

(8)	HealthSouth Surgery Center of Scottsdale leases a total of 15,499 square feet with an aggregate annual base rent of $450,240 which increases to $493,798 on February 1, 2006 and $541,535 on February 1, 2009. The HealthSouth Surgery Center of Scottsdale leases expire on January 31, 2010. HealthSouth Surgery Center of Scottsdale pays their proportionate share of operational expenses above Base Expenses. Tenancy in the building is a mix of physician practices. Other tenants lease on a gross basis and pay their proportionate share of operational expenses above Base Expenses. Base rents increase at various pre-determined periods during the lease terms based on either percentages or fixed amounts.

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The following table contains information regarding the expiration schedule of lease agreements pertaining to space in the two additional medical office buildings that the Company has acquired based on leases in place as of September 30, 2004:

Property	Year			Annual Base Rent of Expiring Leases (1)	Percentage of Gross Base Rents on Expiring Leases

Omaha Property (2)		4	11,719	$ 218,172	18.4%
	2015	8	56,501	966,192	81.6%

Scottsdale Property	2004	1	4,084	116,400	5.4%
	2005	1	1,086	33,588	1.5%
	2006	2	2,212	62,016	2.9%
	2007	2	3,806	107,460	5.0%
	2008	1	3,305	89,232	4.1%
	2009	8	25,877	747,420	34.5%
	2010	4	22,804	652,644	30.2%
	2011	2	5,375	155,472	7.2%
	2012	2	6,790	199,944	9.2%

(1)  Represents annualized September 2004 base rent.

(2)  Lease terms do not commence for the Omaha Property until construction is completed. The estimated completion date is April 2005.

OCCUPANCY RATE

The following table presents the average occupancy rates for the one additional medical office building which is not under construction:

Property	Location	Year		Average Occupancy Rate

Scottsdale Property	Scottsdale, AZ	2001	(1)	77%
		2002		85%
		2003		85%
		2004	(2)	88%

(1)  Data for 2001 represents the period October 1, 2001 through December 31, 2001.
(2)  Data for 2004 represents the period January 1, 2004 through September 30, 2004.

Omaha Property. The Omaha Property, which is currently being constructed and is expected to be completed in April 2005, is the Lakeside Health Park building, a multi-tenant medical office building located in Omaha, Nebraska. The Omaha Property is located on the campus of Alegent Health Hospital. Tenancy in the building is expected to be a mix of physician practices that desire proximity to the hospital.

Scottsdale Property. The Scottsdale Property, which was built in 1999, is the McDowell Mountain Medical Plaza, a multi-tenant medical office building located in Scottsdale, Arizona. The Scottsdale Property is located among three hospitals: Mayo Clinic, Scottsdale Medical Center-Shea and Paradise Valley Hospital. Tenancy in the building is a mix of physician practices that desire proximity to the hospitals.

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PENDING INVESTMENTS

As of November 9, 2004, the Company had initial commitments to acquire one retirement Property and ownership interests in entities which own two medical office buildings for an aggregate purchase price of $33.9 million. The Properties include one Erickson retirement Property (in Houston, Texas) and two medical office buildings (one in each of Carpentersville, Illinois and Texarkana, Texas).

The Erickson retirement Property is expected to be acquired from an affiliate of Erickson. The two medical office buildings are expected to be acquired from affiliates of Lehman Brothers, Capital Partners, Inc. and certain members of the management team of The DASCO Companies, L.L.C. who individually own interests in the two medical office buildings.

The acquisition of each of the investments is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these investments will be acquired by the Company. The Erickson Property is a parcel of land on which the tenant is expected to construct a retirement facility. The Company, as lessor, is expected to lease the land to an affiliate of Erickson and will not own the buildings and improvements. The two medical office buildings are expected to be leased on a triple-net basis. The lease terms are expected to range from ten to fifteen years. The two medical office buildings are expected to have three tenants and are expected to be managed by The DASCO Companies, L.L.C., in which the Company owns a 55% interest.

The Company plans to assume Permanent Financing of approximately $7.2 million in connection with the acquisition of the medical office building located in Texarkana, Texas.

Leases. Set forth below are summarized terms expected to apply to the leases for each of the Properties. The first table summarizes the terms expected to apply to the leases for the one retirement community. The second table summarizes the terms expected to apply to the leases for each of the medical office buildings. More detailed information relating to a Property and its related lease(s) will be provided at such time, if any, as the Property is acquired.

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PENDING INVESTMENT PROPERTIES
Retirement Communities
As of November 9, 2004

Property	Estimated Purchase Price	Lease Term and Renewal Options	Minimum Annual Rent	Percentage Rent

Eagle's Trace Continuing Care Retirement Community (1) (2) (3) Houston, Texas (the "Houston Eagle's Trace Property") Retirement facility to be constructed	$23,000,000	10 years; two five-year renewal options	$3,450,000 for the first through fifth lease years with increases of 3.0% each lease year thereafter (4) (5)	N/A

________________________

FOOTNOTES:

(1)	The Houston Eagle's Trace Property, which is currently under construction, is a 70.6 acre site which is expected to include 1,506 independent living units, 88 skilled nursing units and 96 assisted living units. The Company is expected to purchase the land only and will not own the buildings and improvements.

(2)	The Houston Eagle's Trace Property is expected to be leased and operated by affiliates of Erickson.

(3)	The tenant is expected to have the option to purchase the land during the lease term for a purchase price based on the Company's initial investment in the Property.

(4)	The Company's lease payments are expected to be subordinate to a first mortgage construction loan held by Erickson to fund the development of the Property.

(5)	Based on estimated purchase price.

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PENDING INVESTMENT PROPERTIES
Medical Office Buildings
As of November 9, 2004

Property	Rentable Square Footage	Estimated Purchase Price	Estimated % Owned by the Company	Expected to be Subject to Ground Lease	Occupancy	Annualized Base Rent	Annualized Base Rent Per Occupied Square Foot	Principal Tenants (1)

Randall Road Clinic (2) (3) Carpentersville, Illinois (the "Carpentersville Property") Existing multi-tenant medical office building	9,665	$2,388,000	70.0%	N	100.0%	$193,300	$20.00	Provena Health System (4)

Texarkana Professional Building (2) (5) Texarkana, Texas (the "Texarkana Property") Existing multi-tenant medical office building	77,732	$8,500,000	47.0%	N	100.0%	$935,904	$12.04	CHRISTUS St. Michael Health System; Collom & Carney Clinic Association (4)

Total	87,397	$10,888,000				$1,129,204

Weighted Average					100.0%		$12.92

____________________

FOOTNOTES:

(1)	Represents tenants leasing 10% or more of the building’s rentable square footage.

(2)	Information is provided as of September 30, 2004.

(3)	In connection with the Carpentersville Property, the Company expects to own all of the land and 67.7% of the medical office building. Quality Renal Care, LLC currently owns the remaining 32.3% of the medical office building located on this Property. In addition, the Company expects to assume a ground lease with Quality Renal Care, LLC in connection with the land underlying the portion of the medical office building owned by Quality Renal Care, LLC. The ground lease is expected to expire in May 2009 and is expected to contain two ten-year renewal options. The annual base rent under the ground lease is expected to be $40,000. It is expected that upon the expiration of the ground lease, the Company will own the remaining 32.3% of the medical office building.

(4)	The lease is expected to be on a triple-net basis.

(5)	In connection with the acquisition of the Texarkana Property, the Company expects to assume $7.2 million in existing debt. It is expected that the loan will bear interest at 8.41% and will require principal and interest payments until maturity in June 2010.

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The following table contains information regarding the expiration schedule of lease agreements pertaining to space in the medical office buildings that the Company has entered into an initial commitment to acquire based on leases in place as of September 30, 2004:

Property	Year	Number of Expiring Leases	Total Square Feet of Expiring Leases	Annual Base Rent of Expiring Leases (1)	Percentage of Gross Base Rents on Expiring Leases

Carpentersville Property	2019	1	9,665	$ 193,300	100.0%

Texarkana Property	2014	2	77,732	935,904	100.0%

(1)       Represents annualized September 2004 base rent.

Carpentersville Property. The Carpentersville Property, which was built in 2000, is the Randall Road Clinic, a multi-tenant medical office building, located in Carpentersville, Illinois. The Carpentersville Property is expected to be master-leased to Provena Health System and is used for physical therapy and as a clinic.

Texarkana Property. The Texarkana Property, which was built in three phases with the initial phase beginning in 1966 and the third phase completed in 1978, is the Collom & Carney Clinic, a multi-tenant medical office building located in Texarkana, Texas. The Texarkana Property is located four miles from the campus of CHRISTUS St. Michael Health Care Center, serving the residents of Arkansas, Texas, Louisiana and Oklahoma. Tenancy in the building consists of CHRISTUS St. Michael Health System and Collom & Carney Clinic. The tenants desire proximity to the hospital.

BORROWINGS

On January 27, 2004, the Company obtained Permanent Financing comprised of three loans in the aggregate amount of $130 million from a commercial lender. At loan closing, the Company drew $30 million bearing interest at 5.5%. On April 22, 2004, the Company drew an additional $30 million bearing interest at 5.5%, and on November 5, 2004, the Company drew the remaining $70 million bearing interest at 6.15%. The loans bear interest at a blended rate of 5.79%. The loans require interest only payments through January 2005 and principal and interest payments thereafter until maturity on January 27, 2009. In connection with these loans, the Company incurred loan and closing fees of $3.4 million.

On November 2, 2004, the Company assumed Permanent Financing of $10.6 million in connection with the acquisition of a medical office building. The loan bears interest at 7.54% and requires principal and interest payments until maturity in July 2007. In connection with the loan, the Company incurred loan assumption costs of $0.1 million.

On November 8, 2004, the Company assumed a $14.3 million construction loan with a maturity date of July 2009. During the construction period, the loan requires interest only payments at a variable rate of LIBOR + 1.75%. After the construction period, the loan will require principal and interest payments at a fixed interest rate based upon the bank's market rate at the time of conversion + 1.75%. As of November 9, 2004, the outstanding loan balance was $0.7 million and the Company had incurred loan assumption costs of $20,000.

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